

Mail Stop 3720

September 4, 2009

Mr. Patrick J. Spratt
Chief Financial and Accounting Officer
KVH Industries, Inc.
50 Enterprise Center
Middletown, RI 02842

> **Re: KVH Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **And Documents Incorporated by Reference**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 000-28082**

Dear Mr. Spratt:

We have reviewed your letter dated August 7, 2009 and have the following comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

 (11) Segment Reporting, page 67

1. We reviewed your response to comment six from our comment letter dated July 17, 2009 and the information presented to your chief operating decision maker. It appears that each of the ten product families listed on pages KVH00021 and KVH00022 is a separate segment under SFAS 131. We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a quarterly basis. We note that this information contains gross profit, contribution margin, operating margin and the related percentages in which the chief

operating decision maker can make decisions about resources to be allocated and assess performance.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing. In addition to your analysis of paragraphs 17 a. through 17 e., please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, contribution margin, contribution margin percentages, operating margin and operating margin percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us with an analysis that supports your position.

Definitive Proxy Statement filed April 22, 2009

2. We note your response to comment nine from our comment letter dated July 17, 2009. Please note that we did not review the explanation of your anticipated disclosure in your 2010 proxy statement regarding the grants of restricted stock to certain of your named executive officers. We will review your proxy statement, as applicable, when it is filed.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me at (202) 551-3810 with any other questions.

Sincerely,

/s Kyle Moffatt, for
Larry Spirgel
Assistant Director